RELIANCE Communications
Anil Dhirubhai Ambani Group


10015030

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

21st December, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated December 18, 2009 in the matter of Credit Rating assigned by Credit Analysis & Research Limited (CARE) to the short term debt CP/ NCD of the Company having tenure of one year, to the Stock Exchanges in India as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

December 18, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/8347/48 /
66418124/25/26

NSE Symbol: RCOM

Dear Sir,

Sub: Credit Rating

We wish to inform you that Credit Analysis & Research Limited (CARE) has assigned a 'PR1+' (PR One Plus) highest rating to the Short-term Debt CP/ NCD of the Company having tenure up to one year.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**



Hasit Shukla
President & Company Secretary